Exhibit 99.2

EXTRAORDINARY GENERAL MEETING OF ARGENX SE — VOTING RESULTS

Total number of outstanding shares.	26,891,229
Total shares present or represented.	13,121,182
Percentage represented share capital.	48.79%
Total valid votes.	13,121,182

Agenda Item	Resolution

1	Amendment of the remuneration policy.

Total shares voted	13,121,182
Represented share capital	48.79%
Total valid votes	13,121,182
Votes for	10,638,266
Votes against	2,482,916
Abstained	0

2

Authorization of the board of directors to issue shares in the share capital of the company up to a maximum of 20% of the outstanding share capital at the date of the general meeting, for a period of 18 months from the general meeting.

Total shares voted	13,121,182
Represented share capital	48.79%
Total valid votes	13,121,182
Votes for	13,119,682
Votes against	1,500
Abstained	0

3	Authorization of the board of directors to, insofar necessary, limit or exclude pre-emptive rights with regard to an issuance of new shares for a period of 18 months from the general meeting.

	Total shares voted	13,121,182
	Represented share capital	48.79%
	Total valid votes	13,121,182
	Votes for	12,939,954
	Votes against	124,966
	Abstained	56,262